Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Year-To-Date Ended	Fiscal Year Ended
	December 3, 2016 (40 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014(1) (52 weeks)	February 23, 2013(2) (52 weeks)	February 25, 2012(3) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$10	$107	$12	$(162)	$(581)	$(387)
Less net earnings attributable to noncontrolling interests	(3)	(8)	(7)	(7)	(10)	(13)
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	—	1	1	—
Fixed charges	161	220	269	430	304	290
Amortized capitalized interest	—	(1)	(1)	(1)	(3)	(5)
Earnings (loss) available to cover fixed charges	$168	$319	$273	$261	$(289)	$(115)

Interest expense	143	196	243	403	269	246
Capitalized interest	—	1	1	1	3	5
Interest on operating leases	18	23	25	26	32	39
Total fixed charges	$161	$220	$269	$430	$304	$290

Excess (deficiency) of earnings to fixed charges	$7	$99	$4	$(169)	$(593)	$(405)
Ratio of earnings to fixed charges	1.04	1.45	1.01	N/A	N/A	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2014 due to $99 of charges for the write-off of non-cash unamortized financing costs and original issue discount acceleration before tax, $75 of debt refinancing costs before tax, $44 of severance costs and accelerated stock-based compensation charges before tax, $13 of non-cash asset impairment and other charges before tax, $6 of contract breakage and other costs before tax, and $3 of multi-employer pension withdrawal charge before tax, offset in part by $15 of gain on sale of property before tax.

(2)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $214 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.

(3)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2012 due to administrative expenses related to divested NAI operations, $92 of non-cash goodwill impairment charges before tax and severance costs of $15 before tax.